

VIA FACSIMILE AND U.S. MAIL

August 19, 2008

Daniel O'Brien
Chief Financial Officer
Flexible Solutions International, Inc.
615 Discovery St.
Victoria, British Columbia, Canada V8T 5G4

> **RE:** **Flexible Solutions International, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-31540**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis or Plan of Operation, page 13

Results of Operations, page 13

2. Please discuss in MD&A the business reasons for changes between periods in the operating results of each of your segments disclosed on page F-18. Please also attempt to quantify the impact of each factor you identify when multiple and/or offsetting factors contribute to fluctuations.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. Please amend your Form 10-KSB for the year ended December 31, 2007 to provide a dated and manually signed opinion from your independent auditors. See Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Operations, page F-3

4. The subtotal "loss before other items and income tax" appears to represent a non-GAAP measure. Please remove it and instead consider using a subtotal for operating income (loss). See Item 10(e)(1)(ii)(C) of Regulation S-K.

5. Please tell us how you determined that your registration rights penalty should not be included within operating expenses in your statement of operations.

6. Please tell us supplementally and disclose the components and related amounts included in the other income line item for each period your statement of operations is presented. Please also discuss the business reasons for changes between periods in this line item in Management's Discussion and Analysis.

Consolidated Statements of Cash Flows, page F-5

7. The subtotal in your statement of cash flows just prior to changes in non-cash working capital items represents a non-GAAP measure. Please remove this subtotal from your statement of cash flows pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K.

8. You indicate that your decrease in investments resulted in an investing cash inflow of $369,000. However, it appears based on your disclosures in Notes 6 and 16 that your decrease in investments did not generate any cash flows. If your disclosures are incorrect, please revise them. Otherwise, please explain to us why it would not be more appropriate to reflect the 2007 changes in the Tatko and Air Water Interface Delivery and Detection investments as an adjustment to reconcile

net loss to net cash provided by operating activities and also present it as a non-cash investing activity. Refer to paragraphs 30, 32 and 131 of SFAS 95.

14. Segmented, Significant Customer Information and Economic Dependency, page F-18

9. Your table on page F-18 only includes your segment data for the year ended December 31, 2007. Please revise your disclosure to include your segment data for each period for which an income statement is presented in accordance with paragraph 25 of SFAS 131.

Exhibit 23.1

10. Your auditor's consent is currently dated March 29, 2007 and it references your auditor's report dated February 23, 2007. Please request that your auditors revise their consent to reference the appropriate auditor's opinion for Flexible Solutions International, Inc. for the year ended December 31, 2007 and provide a currently dated consent.

Exhibits 31.1 and 31.2

11. Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B, please amend your Form 10-KSB to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Exhibits 32

12. Please amend your Form 10-KSB for the year ended December 31, 2007 to provide a currently dated certification, since this one is dated March 29, 2007, rather than 2008.

Form 10-Q for the Quarterly Period Ended June 30, 2008

General

13. Please address the comments above in your interim Form 10-Q as well.

Consolidated Statement of Operations, Page 3

14. Please tell us how you determined that your write down of inventory should be classified as other expense instead of a component of cost of sales. Refer to EITF 96-9.

15. You have included your loss on sale of equipment below the income (loss) before other items and income tax subtotal. Please tell us how you considered the guidance in paragraph 45 of SFAS 144.

<u>Management's Discussion and Analysis or Plan of Operations, page 18</u>

<u>Results of Operations, page 18</u>

16. Please discuss your loss on sale of equipment and write down of inventory within MD&A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief